Exro Technologies Announces Fourth Quarter and Fiscal 2020 Financial Results

•Successfully closed its marketed short form prospectus offering for gross proceeds of Cdn $41,974,998 in December
•Opened the newly established Calgary Innovation Center, allowing in-house design, testing, and assembly of prototypes to enhance the performance of electric motors and powertrains
•Completed the engineering validation on the 100 Volt Coil Driver for electric cars
•Completed the technology validation on its Battery Control Systems (“BCS”) for optimizing second-life energy storage applications
Calgary, Alberta (April 6, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and powertrains, is pleased to announce its 2020 financial results for the year-ended December 31, 2020.

“2020 was a spectacular year as Exro achieved several key milestones on all fronts. First and foremost, we successfully closed in July and December short form prospectus offerings of Cdn $8,000,000 and Cdn $41,974,998 at a price of $0.70 and $3.25 per share respectively. The net proceeds from these offerings will enable us to do further commercialization of the Coil Driver in the mobility segment including micro, light and commercial electric vehicle programs plus capital investments in support of our Innovation Center and manufacturing facility development. Our balance sheet is sufficiently strong to execute our plans for the next two years,” commented John Meekison, Chief Financial Officer of Exro.
“On the commercialization front, in the first quarter of 2021 LAND Electric Motorcycles (“LAND”) signed a letter of intent to purchase up to 2,000 units and SEA Electric signed an expanded strategic collaboration agreement to showcase the BCS while expanding on the Coil Driver commercialization scope. We will be opening a 36,700 square foot facility in Calgary in late 2021 that will be capable of producing automotive compliant Coil Driver units in late 2022,” said Sue Ozdemir, Chief Executive Officer of Exro.
“We completed the engineering validation on the 100 Volt Coil Driver for electric cars and the technology validation for the BCS that demonstrated the principles of operation in second-life environments. In a very short time span, our engineers have been able to validate the Coil Driver technology for multiple platforms while continuing to develop the battery technology. We are excited to gear up for standard product designs and series production in the coming year,” said Eric Hustedt, Chief Engineer at Exro.
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
2020 FINANCIAL HIGHLIGHTS
•Comprehensive loss of $10,969,454 (2019 – $4,665,031).

•General and Administration expense increased by $1,570,196 to $2,991,963
•Payroll and consulting fees increased by $1,037,975 to $3,031,863
•Research and development increased by $1,729,937 to $2,266,206
•Share based payments expense increased by 1,598,918 to $2,224,385
The main drivers for the overall costs increase were growing the engineering team to accelerate the technology development and the commercialization efforts. Exro has spent a considerable amount of time and effort to recruit top talents and to increase the awareness of its technologies and progress throughout 2020.
FOURTH QUARTER OPERATING HIGHLIGHTS
On October 7, 2020, the Company announced that Motorino tested Exro’s technology through 2020 against a standard electric bike in the field. Testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. Exro will now start negotiations on a commercial product for 2021.
On October 15, 2020, the Company announced it is working with Traktionssysteme Austria (“TSA”), a motor manufacturing partner, to develop enhanced commercial vehicles by integrating their traction motor systems with Exro’s Coil Driver technology.
On October 20, 2020, the Company opened the doors to the newly established Calgary Innovation Center. Launching of the Innovation Center in Calgary marked a major milestone for Exro in its path to delivering commercial products. The new facility will allow in-house design, testing, and assembly of manufactured products to enhance the performance of electric motors and powertrains.
On November 20, 2020, the Company announced that it has completed the engineering validation on the 100 Volt Coil Driver for electric cars. Validation of the 100V Coil Driver engineering technology is a key milestone for Exro to delivering commercial products in the rapidly growing electric car markets. The 100V Coil Driver will deliver next generation performance in power and efficiency to mobility applications with electric powertrains.
On December 14, 2020, the Company closed a marketed public offering (the “Offering”) of common shares (the “Shares”) of the Company. The prospectus financing closed on December 14, 2020 issuing 12,915,384 common shares at a price of $3.25 per share for gross proceeds of $41,974,998.
On December 21, 2020, Exro completed the technology validation on its BCS. Simulations in the lab have demonstrated the principles required for optimized second life operations. The system can regulate grid current, charge and discharge at cell level, and manage cells with different states of charge. Exro will move forward to demonstrating the BCS in operating applications in 2021.
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2020, the Company had cash of $48,298,894 and accounts receivable of $159,268, which primarily consist of GST refund. The Company has accounts payable and accrued liabilities of $1,780,726.

RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Year ended	Revenue	Net and comprehensive loss	Basic and diluted loss per common share	Weighted average number of common shares
December 31, 2020	-	(10,969,454)	(0.12)	90,318,733
December 31, 2019	-	(4,665,031)	(0.07)	62,458,935

OUTSTANDING SHARE DATA
As of April 6, 2021, there were 119,862,988 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number Outstanding as of April 6, 2021	Number Outstanding as of December 31, 2020
Common Shares issued and outstanding	119,862,988	117,445,808
Options	10,995,253	10,697,167
Broker Warrants	1,913,061	2,900,326
As at December 31, 2020 and April 6, 2021 there were no shares held in escrow. (December 31, 2019 – 2,272,967)

ADDITIONAL INFORMATION

The audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, dated April 6, 2021, can be viewed on SEDAR at www.sedar.com under Exro Technologies Inc.

Unless otherwise noted, all figures are in Canadian currency, Cdn.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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